
03053290

CM

UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

TC6/10

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ANNUAL AUDITED REPORT
FORM X-17A-5
PART III

SEC FILE NUMBER
8- 53292

FACING PAGE
Information Required of Brokers and Dealers Pursuant to Section 17 of the Securities Exchange Act of 1934 and Rule 17a-5 Thereunder

REPORT FOR THE PERIOD BEGINNING 04/01/02 (MM/DD/YY) AND ENDING 03/31/03 (MM/DD/YY)

A. REGISTRANT IDENTIFICATION

NAME OF BROKER-DEALER: Great Northern Financial Securities INC

OFFICIAL USE ONLY
FIRM I.D. NO.

ADDRESS OF PRINCIPAL PLACE OF BUSINESS: (Do not use P.O. Box No.)

15413 East Valleyway, Suite 101
(No. and Street)

Veradale, WA 99037
(City) (State) (Zip Code)

NAME AND TELEPHONE NUMBER OF PERSON TO CONTACT IN REGARD TO THIS REPORT
Michael Culbertson 509-892-0754
(Area Code – Telephone Number)

B. ACCOUNTANT IDENTIFICATION

INDEPENDENT PUBLIC ACCOUNTANT whose opinion is contained in this Report*

Moss Adams LLP
(Name – *if individual, state last, first, middle name*)

601 West Riverside, Suite 1800 Spokane, WA 99201
(Address) (City) (State) (Zip Code)

SEC MAIL PROCESSING RECEIVED MAY 29 2003 WASH, D.C. 181 SECTION

CHECK ONE:

- ☒ Certified Public Accountant
- ☐ Public Accountant
- ☐ Accountant not resident in United States or any of its possessions.

PROCESSED
JUN 12 2003
THOMSON FINANCIAL

FOR OFFICIAL USE ONLY

**Claims for exemption from the requirement that the annual report be covered by the opinion of an independent public accountant must be supported by a statement of facts and circumstances relied on as the basis for the exemption. See Section 240.17a-5(e)(2)*

OATH OR AFFIRMATION

I, Michael Culbertson, swear (or affirm) that, to the best of my knowledge and belief the accompanying financial statement and supporting schedules pertaining to the firm of Great Northern Financial Services, Inc., as of March 31, 20 03, are true and correct. I further swear (or affirm) that neither the company nor any partner, proprietor, principal officer or director has any proprietary interest in any account classified solely as that of a customer, except as follows:

Michael Culbertson
Signature

V.P., C.C.O.
Title

Notary Public

This report ** contains (check all applicable boxes):

- [x] (a) Facing Page.
- [x] (b) Statement of Financial Condition.
- [x] (c) Statement of Income (Loss).
- [x] (d) Statement of Changes in Financial Condition.
- [x] (e) Statement of Changes in Stockholders' Equity or Partners' or Sole Proprietors' Capital.
- [x] (f) Statement of Changes in Liabilities Subordinated to Claims of Creditors.
- [x] (g) Computation of Net Capital.
- [ ] (h) Computation for Determination of Reserve Requirements Pursuant to Rule 15c3-3.
- [ ] (i) Information Relating to the Possession or Control Requirements Under Rule 15c3-3.
- [ ] (j) A Reconciliation, including appropriate explanation of the Computation of Net Capital Under Rule 15c3-3 and the Computation for Determination of the Reserve Requirements Under Exhibit A of Rule 15c3-3.
- [ ] (k) A Reconciliation between the audited and unaudited Statements of Financial Condition with respect to methods of consolidation.
- [x] (l) An Oath or Affirmation.
- [ ] (m) A copy of the SIPC Supplemental Report.
- [x] (n) A report describing any material inadequacies found to exist or found to have existed since the date of the previous audit.

***For conditions of confidential treatment of certain portions of this filing, see section 240.17a-5(e)(3).*

GREAT NORTHERN FINANCIAL SECURITIES, INC.

INDEPENDENT AUDITOR'S REPORT
and
FINANCIAL STATEMENTS

MARCH 31, 2003

TABLE OF CONTENTS



CERTIFIED PUBLIC ACCOUNTANTS

601 West Riverside, Suite 1800
Spokane, WA 99201-0663

Phone 509.747.2600
Toll Free 1.800.888.4065
FAX 509.624.5129
www.mossadams.com

INDEPENDENT AUDITOR'S REPORT

To the Stockholder and Board of Directors
Great Northern Financial Securities, Inc.
Veradale, Washington

We have audited the accompanying statement of financial condition of Great Northern Financial Securities, Inc. (the Company) as of March 31, 2003, and the related statements of operations, stockholder's equity, and cash flows for the year then ended. These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on these financial statements based on our audit.

We conducted our audit in accordance with auditing standards generally accepted in the United States of America. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement. An audit includes examining, on a test basis, evidence supporting the amounts and disclosures in the financial statements. An audit also includes assessing the accounting principles used and significant estimates made by management, as well as evaluating the overall financial statement presentation. We believe that our audit provides a reasonable basis for our opinion.

In our opinion, the financial statements referred to above present fairly, in all material respects, the financial position of Great Northern Financial Securities, Inc. as of March 31, 2003, and the results of its operations and its cash flows for the year then ended, in conformity with accounting principles generally accepted in the United States of America.

Our audit was made for the purpose of forming an opinion on the basic financial statements taken as a whole. The supplemental information contained in Schedules I, II, and III is presented for purposes of additional analysis and is not a required part of the basic financial statements, but is information required by Rule 17a-5 of the Securities and Exchange Commission (SEC). Such information has been subjected to the auditing procedures applied in the audit of the basic financial statements and, in our opinion, is fairly stated in all material respects in relation to the basic financial statements taken as a whole.

Moss Adams LLP

Spokane, Washington
April 24, 2003

GREAT NORTHERN FINANCIAL SECURITIES, INC.
STATEMENT OF FINANCIAL CONDITION

ASSETS

	March 31, 2003
Cash and cash equivalents	$ 162,004
Receivable from clearing organization	168,760
Prepaid expenses	9,677
Equipment, net	542
Deposit with clearing organization	25,000
TOTAL ASSETS	$ 365,983

LIABILITIES AND STOCKHOLDER'S EQUITY

LIABILITIES	
Commissions payable	$ 115,612
Deferred tax liability	18,255
Other liabilities	6,919
TOTAL LIABILITIES	140,786
STOCKHOLDER'S EQUITY	
Common stock $0.0001 par value; 10,000 shares authorized; 263 shares issued and outstanding	-
Additional paid-in capital	162,200
Retained earnings	62,997
	225,197
TOTAL LIABILITIES AND STOCKHOLDER'S EQUITY	$ 365,983

See accompanying notes.

GREAT NORTHERN FINANCIAL SECURITIES, INC.
STATEMENT OF OPERATIONS

	Year Ended March 31, 2003
REVENUES	
Commissions	$ 294,562
Other	43,275
	337,837
EXPENSES	
Employee compensation and benefits	61,673
Clearance fees	34,606
Occupancy	15,048
Professional fees	7,155
Postage and telephone	6,478
Professional development	3,881
Data processing	2,329
Other	3,118
	134,288
Income before income taxes	203,549
Income tax expense	25,174
NET INCOME	$ 178,375

See accompanying notes.

GREAT NORTHERN FINANCIAL SECURITIES, INC.
STATEMENT OF STOCKHOLDER'S EQUITY

	Common Stock		Additional Paid-In	Retained Earnings	
	Shares	Amount	Capital	(Deficit)	Total
Balance, March 31, 2002	263	$ -	$ 114,700	$ (105,378)	$ 9,322
Capital contribution from Great Northern Financial Services, Inc.	-	-	47,500	-	47,500
Dividend ($38.02 per share)	-	-	-	(10,000)	(10,000)
Net income	-	-	-	178,375	178,375
Balance, March 31, 2003	263	$ -	$ 162,200	$ 62,997	$ 225,197

See accompanying notes.

GREAT NORTHERN FINANCIAL SECURITIES, INC.
STATEMENT OF CASH FLOWS

	Year Ended March 31, 2003
CASH FLOWS FROM OPERATING ACTIVITIES	
Net income	$ 178,375
Adjustments to reconcile net income to net cash and cash equivalents provided by operating activities:	
Deferred income tax expense	18,255
Deposit with clearing organization	(25,000)
Receivable from clearing organization	(168,760)
Prepaid expenses	(9,677)
Commissions payable	115,612
Other liabilities	6,919
Net cash provided by operating activities	115,724
CASH FLOWS FROM INVESTING ACTIVITIES	
Purchase of equipment	(542)
Net cash used by investing activities	(542)
CASH FLOWS FROM FINANCING ACTIVITIES	
Proceeds from capital contribution	47,500
Dividend on common stock	(10,000)
Net cash provided by financing activities	37,500
NET CHANGE IN CASH AND CASH EQUIVALENTS	152,682
Cash and cash equivalents, beginning of year	9,322
Cash and cash equivalents, end of year	$ 162,004

See accompanying notes.

Note 1 - Operations and Summary of Significant Accounting Policies

Description of business:
Great Northern Financial Securities, Inc. (the Company) changed its name from RunMoney Financial Services, Inc. in June 2002. The Company was established on April 1, 2001, by RunMoney Corporation, to operate as a securities broker-dealer for the accounts of customers. On February 20, 2002, Great Northern Financial Services, Inc. (Great Northern), a financial services company, purchased all the outstanding stock of the Company from RunMoney Corporation. The Company is a wholly owned subsidiary of Great Northern.

The Company is incorporated in the state of Delaware and is registered with the Securities and Exchange Commission (SEC). The Company is also a member of the National Association of Securities Dealers, Inc. (NASD).

Securities transactions:
Securities transactions and the related commission revenue and commission expense are recorded on a settlement date basis, generally three business days after trade date for municipal and equity securities and one business day after trade date for U.S. government securities. As of March 31, 2003, and for the year then ended, the Company's financial condition and results of operations using the settlement date basis are not materially different from recording transactions on a trade date basis.

Cash and cash equivalents:
For purposes of the statement of cash flows, cash and cash equivalents are defined as short-term, highly liquid investments that are readily convertible to cash.

Equipment:
Equipment is stated at cost and depreciated over its estimated useful life of five years using the straight-line method.

Federal income tax:
Deferred income taxes are reported for temporary differences between items of income or expense reported in the financial statements and those reported for income tax purposes. Deferred taxes are computed using the asset and liability approach as prescribed in Financial Statement of Accounting Standards (SFAS) No. 109, *Accounting for Income Taxes*.

Use of estimates:
The preparation of the financial statements in conformity with accounting principles generally accepted in the United States of America requires management to make estimates and assumptions that affect the amounts reported in the financial statements and accompanying notes. Actual results could differ from those estimates.

Note 2 - Transactions with Clearing Organization

The Company has an agreement with Emmett A. Larkin Company, Inc., (Emmett Larkin) whereby Emmett Larkin clears security transactions, carries customer accounts, finances and holds the Company's trading inventory, and performs certain other services. The agreement is cancelable upon 30 days prior written notice of either party. The Company also may enter into direct selling agreements with various companies, including mutual funds, whose transactions are processed through subscription agreements without clearing through Emmett Larkin.

Note 3 - Lease Commitments

The Company's offices and certain equipment are rented under noncancelable lease agreements. The future minimum rental payments are:

Fiscal Year Ending		
2004	$	19,622
2005		4,291
2006		1,942
	$	25,855

Rent expense was approximately $12,060 for the year ended March 31, 2003.

Note 4 - Related Party Transactions

The Company had an agreement with Great Northern whereby Great Northern paid many of the expenses of the Company, including rents and salaries, until 30 days after the Company was cleared by the NASD to do business, which was May 2002. During the year ended March 31, 2003, these expenses amounted to approximately $32,000. Under the terms of the agreement, the expenses paid by Great Northern on behalf of the Company will not be repaid.

As the Company and Great Northern are under common control, the Company's financial position and operating results as of and for the year ended March 31, 2003, are significantly different from those that would have been obtained if the entities were autonomous.

Note 5 - Capital Contributions

Upon the closing of the sale of the Company to Great Northern, Great Northern contributed an additional $47,000 in equity in 2003 to assist the Company in completing its start-up activities. After commencement of operations and the result of net income, the Company paid a dividend totaling $10,000 to Great Northern.

Note 6 - Net Capital Requirements

The Company is subject to the SEC Uniform Net Capital Rule (Rule 15c3-1), which requires that the maintenance of minimum net capital, as defined, shall not be less than 120% of the required capital of $5,000. At March 31, 2003, the Company had net capital of $175,734, which was $164,018 in excess of its required net capital. Rule 15c3-1 also requires that the ratio of aggregate indebtedness to net capital, as defined, shall not exceed 15 to 1. The Company's ratio of aggregate indebtedness to net capital was .80 to 1 at March 31, 2003.

Note 7 - Income Taxes

The components of income tax expense consist of the following:

Current tax expense	$	42,748
Deferred tax expense		18,255
Decrease in valuation allowance		(35,829)
INCOME TAX EXPENSE	$	25,174

The components of the net deferred income tax liability in the statement of financial condition are as follows:

Deferred tax liability:		
Depreciation	$	184
Accrual to cash method adjustment		18,071
NET DEFERRED TAX LIABILITY	$	18,255

The effective tax rate differs from the statutory federal tax rate for the year presented as follows:

Federal income tax expense at statutory rates	$	69,206
Decrease in valuation allowance		(35,829)
Effect of graduated tax rates		(6,573)
Effect of permanent differences		561
Other		(2,191)
INCOME TAX EXPENSE	$	25,174

Note 8 - Concentrations of Credit Risk

In the normal course of business, the Company engages in activities involving the execution and settlement of various securities transactions for the benefit of customers. These services are provided on a fully disclosed basis to a large and diversified group of clients. These activities may expose the Company to credit risk, including off-balance sheet and market risks, in the event a client or counterparty is unable to fulfill its contractual obligation. Volatile or illiquid trading markets may increase such risks.

The Company places its cash with high credit quality institutions. The amount on deposit fluctuates, and at times exceeds the insured limit by the U.S. Federal Deposit Insurance Corporation, which potentially subjects the Company to credit risk.

Note 9 - Report on Internal Control

In accordance with certain rules of the SEC, a report on the Company's internal accounting control was furnished to the SEC. A copy of the report is available for examination at the Company's office or at the regional office of the SEC.



SUPPLEMENTAL INFORMATION

GREAT NORTHERN FINANCIAL SECURITIES, INC.
SCHEDULE I - COMPUTATION OF NET CAPITAL UNDER SEC RULE 15c3-1

COMPUTATION OF NET CAPITAL

Equity	$ 225,197
Deductions	
Unsecured receivables, equipment, and other assets	(49,463)
NET CAPITAL	$ 175,734

COMPUTATION OF AGGREGATE INDEBTEDNESS

Liabilities	$ 140,786
AGGREGATE INDEBTEDNESS	$ 140,786

COMPUTATION OF BASIC NET CAPITAL REQUIREMENT

Minimum net capital required	$ 9,386
Excess net capital	$ 166,348
Percentage of aggregate indebtedness to net capital	80%
Ratio of aggregate indebtedness to net capital	.80 to 1

The computation of net capital pursuant to SEC Rule 15c3-1 as of March 31, 2003, computed by the Company in its Form X-17A-5, Part IIA, as filed with the NASD, does not differ materially from the above computation, which is based on audited financial statements.

GREAT NORTHERN FINANCIAL SECURITIES, INC.
SCHEDULE II - COMPUTATION OF RESERVE REQUIREMENTS UNDER RULE 15c3-3

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that it does not trade or carry customer accounts and does not hold customer funds.

GREAT NORTHERN FINANCIAL SECURITIES, INC.
SCHEDULE III - INFORMATION RELATING TO THE POSSESSION OR CONTROL REQUIREMENTS UNDER RULE 15c3-3

The Company is exempt from Rule 15c3-3 under Section (k)(2)(ii), in that it does not trade or carry customer accounts and does not hold customer funds.



CERTIFIED PUBLIC ACCOUNTANTS

601 West Riverside, Suite 1800
Spokane, WA 99201-0663

Phone 509.747.2600
Toll Free 1.800.888.4065
FAX 509.624.5129
www.mossadams.com

INDEPENDENT AUDITOR'S REPORT ON INTERNAL CONTROL STRUCTURE REQUIRED BY SEC RULE 17a-5

To the Stockholder and Board of Directors
Great Northern Financial Securities, Inc.
Veradale, Washington

In planning and performing our audit of the financial statements of Great Northern Financial Securities, Inc. for the year ended March 31, 2003, we considered its internal control structure including procedures for safeguarding securities in order to determine our auditing procedures for the purpose of expressing our opinion on the financial statements and not to provide assurance on the internal control structure.

We also made a study of the practices and procedures followed by the Company in making the periodic computations of aggregate indebtedness and net capital under Rule 17a-3(a)(11) and the procedures for determining compliance with the exemptive provisions of Rule 15c3-3. We did not review the practices and procedures followed by the Company in making the quarterly securities examinations, counts, verifications and comparisons, and the recordation of differences required by Rule 17a-13, or in complying with the requirements for prompt payment for securities under Section 220.8 of Regulation T of the Board of Governors of the Federal Reserve System, because the Company does not carry security accounts for customers or perform custodial functions relating to customer securities.

The management of the Company is responsible for establishing and maintaining an internal control structure and the practices and procedures referred to in the preceding paragraph. In fulfilling this responsibility, estimates and judgments by management are required to assess the expected benefits and related costs of internal control structure policies and procedures and of the practices and procedures referred to in the preceding paragraph and to assess whether those practices and procedures can be expected to achieve the SEC's above-mentioned objectives. Two of the objectives of an internal control structure and the practices and procedures are to provide management with reasonable, but not absolute, assurance that assets for which the Company has responsibility are safeguarded against loss from unauthorized use or disposition and that transactions are executed in accordance with management's authorization and recorded properly to permit preparation of financial statements in conformity with accounting principles generally accepted in the United States of America. Rule 17a-5(g) lists additional objectives of the practices and procedures listed in the preceding paragraph.

Because of inherent limitations in any internal control structure or the practices and procedures referred to above, errors or irregularities may occur and not be detected. Also, projection of any evaluation of them to future periods is subject to the risk that they may become inadequate because of changes in conditions or that the effectiveness of their design and operation may deteriorate.

Our consideration of the internal control structure would not necessarily disclose all matters in the internal control structure that might be material weaknesses under standards established by the American Institute of Certified Public Accountants. A material weakness is a condition in which the design or operation of the specific internal control structure elements does not reduce to a relatively low level the risk that errors or irregularities in amounts that would be material in relation to the financial statements being audited may occur and not be detected within a timely period by employees in the normal course of performing their assigned functions. However, we noted no matters involving the internal control structure, including procedures for safeguarding securities, which we consider to be material weaknesses as defined above.

We understand that practices and procedures that accomplish the objectives referred to in the second paragraph of this report are considered by the SEC to be adequate for its purposes in accordance with the Securities Exchange Act of 1934 and related regulations, and that practices and procedures that do not accomplish such objectives in all material respects indicate a material inadequacy for such purposes. Based on this understanding and our study, we believe that the Company's practices and procedures were adequate at March 31, 2003, to meet the SEC's objectives.

This report is intended solely for the use of management, the SEC, and other regulatory agencies which rely on Rule 17a-5(g) under the Securities Exchange Act of 1934 and is not intended to be, and should not be, used by anyone other than those specified parties.

Moss Adams LLP

Spokane, Washington
April 24, 2003